UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2016 and 2015,
Supplemental Schedule as of and for the
Year Ended December 31, 2016, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS 401(k) Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule included in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2017

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
(In thousands)

	2016	2015
ASSETS:
Participant-directed investments — at fair value (Note 3)	$7,697,046	$6,766,033
Receivables:
Notes receivable from participants	40,740	39,612
Participant contributions	2,437	1,783
Employer contributions	31,918	26,255
Investment income	267	184
Total receivables	75,362	67,834

Total assets	7,772,408	6,833,867
LIABILITIES:
Accounts payable	2,099	2,648
Total liabilities	2,099	2,648

NET ASSETS AVAILABLE FOR BENEFITS	$7,770,309	$6,831,219
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(In thousands)

	2016	2015

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$6,831,219	$7,065,490
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	314,491	299,795
Employer contributions (Note 1)	108,110	98,921
Participant rollovers	10,221	5,640
Interest and dividend income	48,381	42,448
Total additions	481,203	446,804

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(383,205)	(397,984)
Administrative expenses (Note 2)	(8,346)	(7,510)
Total deductions	(391,551)	(405,494)

OTHER CHANGES IN NET ASSETS — Net appreciation (depreciation) in fair
value of investments	814,681	(275,581)

NET INCREASE (DECREASE) IN NET PLAN ASSETS — Before plan transfers	904,333	(234,271)

NET TRANSFERS INTO PLAN:
Transfers due to plan merger (Note 1)	34,757	—

NET INCREASE (DECREASE) IN NET ASSETS	939,090	(234,271)

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$7,770,309	$6,831,219

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2016 Internal Revenue Service (IRS) yearly limit of $18,000, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The contribution percentage will be increased 1% annually, as provided in the Plan document, until it reaches 10% of eligible compensation. The plan also allows for contributions to be made on an after-tax basis.
Transfers - UPS acquired Coyote Logistics LLC on August 18, 2015. On July 1, 2016, the Coyote 401(k) Plan was legally merged with the UPS Savings Plan and Coyote Logistics LLC employees became eligible to participate in the Plan. On November 1, 2016, the assets of the Coyote 401(k) Savings Plan were merged with assets of the UPS Savings Plan. The amount transferred of $34.757 million is shown in the Transfers due to plan merger line of the Statement of Changes in Net Assets Available for Benefits.
Employer Contributions - For employees hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes “SavingsPlus” (as defined in the Plan document) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees UPS makes SavingsPlus matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 2% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
The UPS Retirement Plan was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who previously would have been eligible for participation in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, begin receiving a “UPS Retirement Contribution” (as defined in the Plan document). For employees eligible to receive the UPS Retirement Contribution, UPS will contribute 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vesting service and business unit. Contributions will be made annually in cash to the accounts of participants who are employed on December 31st of each calendar year. An employer contributions amount associated with this amendment of $2.744 million for 2016 was remitted on March 8, 2017 and is included in the amount shown as Receivables: Employer Contributions in the statement of net assets available for benefits.

All SavingsPlus matching contributions are automatically invested in UPS class A common stock. Employer matching contributions were $108.110 and $98.921 million for 2016 and 2015, respectively.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 50% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis of a Management Incentive Program (MIP)/International Management Incentive Program (IMIP) cash award. MIP/IMIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of discretionary day pay.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), eligible compensation attributable to the Sales Incentive Program (SIP) bonus program.

•	Participants who are employed by Coyote Logistics, LLC may defer up to 100% on a pre-tax basis or to the Roth 401(k), eligible compensation attributable to certain bonuses.

•	Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $6,000 for 2016. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not rollover participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from the participant's account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.
Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. There were no forfeitures of nonvested amounts during 2016 and 2015.

Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 9.50% as of December 31, 2016. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. State Street Bank and Trust Company serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. Bank of New York Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of UPS Class A common stock held by the Plan at December 31, 2016 and 2015, is equal to the price of a share of UPS Class B common stock as reported by the New York Stock Exchange as the Class A common stock is readily convertible on a 1:1 basis to Class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2016 and 2015.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.

New Accounting Standards - The accounting standards initially adopted in 2015 are described below.
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan is required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I and Part III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and applied the provisions of ASU 2015-12 retrospectively, as required. Certain historical disclosures that are no longer required were removed in the year of adoption. There are no effects on the statements of net assets available for plan benefits or the changes therein.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the Plan as provided in the Plan document. Administrative fees for 2016 and 2015 were as follows (in thousands):

	2016	2015
Investment advisory and management fees	$1,532	$1,498
Plan administrator fees	3,576	3,663
Personal advisor fees	3,238	2,349
Total administrative expenses	$8,346	$7,510

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2016 and 2015, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015 (in thousands):

	Fair Value Measurements at December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$252,301	$—	$—	$252,301
Mutual funds	42,456	—	—	42,456
Interest-bearing cash	389	—	—	389
Common and collective trusts:
Equity funds	—	3,521,718	—	3,521,718
Fixed-income funds	—	628,525	—	628,525
Lifestyle funds	—	1,015,741	—	1,015,741
Multi-asset funds	—	331,570	—	331,570
U.S. government securities	—	313,767	—	313,767
UPS Stock Fund	1,590,579	—	—	1,590,579
Total investments — at fair value	$1,885,725	$5,811,321	$—	$7,697,046

	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$225,908	$—	$—	$225,908
Mutual funds	41,157	—	—	41,157
Interest-bearing cash	1,765	—	—	1,765
Common and collective trusts:
Equity funds	—	3,130,484	—	3,130,484
Fixed-income funds	—	522,789	—	522,789
Lifestyle funds	—	886,573	—	886,573
Multi-asset funds	—	315,570	—	315,570
U.S. government securities	—	311,524	—	311,524
UPS Stock Fund	1,330,263	—	—	1,330,263
Total investments — at fair value	$1,599,093	$5,166,940	$—	$6,766,033
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2016 and 2015, there were no transfers between levels.

The fair value of the Plan's investments in collective trust funds is readily determinable as the net asset value per share as provided by the trustee is published daily to the Plan's participants and forms the basis for transactions in the collective trust funds. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	INVESTMENTS

During 2016 and 2015, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated / (depreciated) in value as follows (in thousands):

	2016	2015

Self-managed accounts	$12,127	$(14,106)

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	9,450	1,561
State Street Bank & Trust Global Equity ex U.S. Index Fund	1,473	(1,243)
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	2,234	(193)
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	803	(261)
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	491	57
State Street Bank & Trust U.S. High Yield Bond Index Fund	1,967	(665)
State Street Bank & Trust World ex U.S. Index Fund	15,311	(14,796)
State Street Bank & Trust Russell 2000 Fund Series A	83,872	(18,057)
State Street Bank & Trust Standard & Poor’s Midcap Fund	135,074	(15,286)
State Street Bank & Trust Passive Intermediate Bond Market Fund	1,752	990
State Street Bank & Trust SSGA Age Based Income Fund	3,749	(1,009)
State Street Bank & Trust SSGA Age Based 2010 Fund	**	211
State Street Bank & Trust SSGA Age Based 2015 Fund	7,121	(1,418)
State Street Bank & Trust SSGA Age Based 2020 Fund	6,743	(1,618)
State Street Bank & Trust SSGA Age Based 2025 Fund	17,426	(4,188)
State Street Bank & Trust SSGA Age Based 2030 Fund	4,748	(1,065)
State Street Bank & Trust SSGA Age Based 2035 Fund	16,218	(3,815)
State Street Bank & Trust SSGA Age Based 2040 Fund	4,663	(1,203)
State Street Bank & Trust SSGA Age Based 2045 Fund	8,223	(2,205)
State Street Bank & Trust SSGA Age Based 2050 Fund	4,278	(1,155)
State Street Bank & Trust SSGA Age Based 2055 Fund	1,460	(461)
State Street Bank & Trust SSGA Age Based 2060 Fund	259	(25)
State Street Bank & Trust Emerging Markets Index Fund	7,403	(13,232)
State Street Bank & Trust U.S. Diversified Bond Fund	11,566	1,734
BlackRock Equity Index Fund F	188,455	24,088
BlackRock Short Term Bond Index Fund	4,177	2,222
BlackRock UPS Strategic Completion Non-Lendable Fund F	4,382	(4,703)
Total common and collective trusts	543,298	(55,735)

UPS Stock Fund	259,256	(205,740)

Net appreciation (depreciation) in fair value of investments	$814,681	$(275,581)
** Investment does not have appreciation / (depreciation) value for respective year

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated February 22, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. State Street Bank and Trust Company, Voya Financial, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.576 and $3.663 million for the years ended December 31, 2016 and 2015, respectively. Fees paid by the Plan for investment management services were $1.532 and $1.498 million for the years ended December 31, 2016 and 2015, respectively. Fees paid by the Plan for personal advisor services were $3.238 and $2.349 million for the years ended December 31, 2016 and 2015, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2016 and 2015, the Plan held 13,874,552 and 13,823,786 shares of UPS common stock with a fair value of $1,590.579 and $1,330.263 million and a cost basis of $1,085.244 and $1,022.173 million, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income on UPS common stock of $43.641 and $40.502 million, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2016 and 2015, is as follows (in thousands):

	2016	2015
Net assets available for benefits per the financial statements	$7,770,309	$6,831,219
Adjustment for deemed distributions from participant loans	(1,089)	(1,092)
Net assets available for benefits per Form 5500	$7,769,220	$6,830,127

Net (decrease) increase in plan assets per the financial statements	$904,333	$(234,271)
Adjustment for deemed distribution income from participant loans	4	(86)
Total income per Form 5500	$904,337	$(234,357)

8.	SUBSEQUENT EVENTS

On June 23, 2017, a subsidiary of UPS amended the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan (single-employer defined benefit pension plans sponsored by UPS) to cease accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.
Concurrently, UPS (through a subsidiary) also amended the Plan effective January 1, 2023, to make previously ineligible non-union U.S. employees eligible for UPS Retirement Contributions, which range from 5% to 8% of eligible compensation based on the employee’s length of employment. Additionally, the amendment provides for transition contributions to certain participants starting January 1, 2023. If applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), would limit any of the contributions to the Plan, such contributions will be made to the UPS Restoration Savings Plan.

SUPPLEMENTAL SCHEDULE

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value (in thousands)
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	389,150	shares	**	$389

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank Money Market Fund Government Short Term Investment	173,434,957	units	**	173,435
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	159,846	units	**	84,504
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,558,229	units	**	26,539
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	174,914	units	**	11,896
*	State Street Bank & Trust Passive Intermediate Bond Market Fund	1,544,884	units	**	85,466
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	1,177,357	units	**	18,090
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	745,851	units	**	13,323
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	805,288	units	**	13,199
*	State Street Bank & Trust World ex U.S. Index Fund	36,833,545	units	**	422,076
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	11,792,758	units	**	798,900
*	State Street Bank & Trust Russell 2000 Fund Series A	9,276,248	units	**	481,901
*	State Street Bank & Trust SSGA Aged Based Income Fund	4,063,075	units	**	70,080
*	State Street Bank & Trust SSGA Aged Based 2015 Fund	6,089,298	units	**	107,677
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	4,799,703	units	**	98,917
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	12,072,429	units	**	227,722
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	3,061,366	units	**	65,437
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	10,867,887	units	**	203,067
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	2,751,678	units	**	59,706
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	5,314,324	units	**	101,743
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	3,642,372	units	**	56,752
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	1,298,026	units	**	20,123
*	State Street Bank & Trust SSGA Aged Based 2060 Fund	434,072	units	**	4,517
*	State Street Bank & Trust Emerging Markets Index Fund	3,574,331	units	**	87,317
*	State Street Bank & Trust U.S. Diversified Bond Fund	43,075,281	units	**	455,090
*	BlackRock Equity Index Fund F	42,468,248	units	**	1,740,829
*	BlackRock Short Term Bond Index Fund	29,563,800	units	**	313,767
*	BlackRock UPS Strategic Completion Fund	6,611,112	units	**	69,248
	Total common and collective trust investments				5,811,321

*	United Parcel Service, Inc.	13,874,552 shares of Class A Common Stock		**	1,590,579

	Investments in self-managed accounts			**	294,757

	Total investments at fair value				$7,697,046
*	Various notes receivable from participants	Interest rates between 4.00% – 9.50% and maturities ranging up to 15 years		**	40,740
	Total notes receivable from participants and investments at fair value				$7,737,786

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 28, 2017	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.